FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company

CNPJ/MF 47.508.411/0001-56

NIRE 35.300.089.901

Final synthetic voting map of the Special Meeting of the Holders of Preferred Shares held on December 30th, 2019 (“Special Meeting”)

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”), pursuant to §6th of Article 21-W of CVM Instruction No. 481/09 and Article 21, XIII of CVM Instruction No. 480/09, as amended, announces to its shareholders and the market the final synthetic voting map containing the distance voting instructions and votes in person, identifying how many approvals, rejections, or abstentions received each item contained in the Agenda of the Special Meeting (“Final Synthetic Map”). The information contained in the Final Synthetic Map is attached hereto.

São Paulo, December 30th, 2019.

Isabela Cadenassi

Investor Relations Officer

SCHEDULE

Summary of distance voting

Special Meeting of the Holders of Preferred Shares – 12/30/2019 at 3.00 p.m.

Resolution No.	Description of the Resolution	Resolution vote	No. of shares
1	Ratify the conversion of all preferred shares issued by the Company into common shares, in the proportion of one common share to each preferred share as required for the migration of the Company to the Novo Mercado, a special listing segment of B3 S.A – Brasil, Bolsa, Balcão (“B3”).	Approve	90,291,307
		Reject	2,236
		Abstain	977,729
2	Should a second call for the Special Meeting be necessary, the voting instructions contained in this Ballot may also be considered in the event of a Special Meeting held upon second call?	Yes	62,400,660
		No	3,019,299
		Abstain	656,500

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 30, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Isabela Cadenassi Name: Isabela Cadenassi Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.